

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 2, 2008

By US Mail and Facsimile

Mr. Theodore Tsagkaris
Chief Executive Officer
Tari Inc.
200 Burrard St., Suite 1550
Vancouver, British Columbia, Canada V6C 3L6

> **Re: Tari Inc.**
> **Form 10-KSB for the fiscal year ended March 31, 2007, as amended**
> **Filed March 4, 2008**
> **File No. 1-31669**

Dear Mr. Tsagkaris:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief